

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 6, 2009

Via U.S. Mail and facsimile to (915) 225-8001

Mr. Gerald J. Rubin
Chief Executive Officer
Helen of Troy Limited
1 Helen of Troy Plaza
El Paso, TX 79912

> **Re: Helen of Troy Limited**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **Filed May 13, 2008**
>
> **File No. 001-14669**

Dear Mr. Rubin:

We have reviewed your supplemental response letter dated May 4, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 6, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Critical Accounting Policies and Estimates, page 12

1. We note your response to comment 1. Please revise your disclosures as follows:

    * Provide a discussion of your historical growth rates in the Housewares segment and explain how they were considered when determining the growth rate to be utilized in your cash flows projections. Please quantify the actual rates used in your discounted cash flow valuations.

    * Disclose the annual growth rate in earnings you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

    * In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

2.   We refer to the control premiums used to determine the fair value of your reporting units. Please revise to disclose the specific facts and circumstances that support a control premium of 37.1% for the Housewares segment and why this is significantly higher than those used in the Personal Care segment.

3.   We note that you have assigned weights to the valuation methods used based on management's assessment of the extent to which the current economic environment affects each reporting unit's value. Specifically, we note that you assigned a 10% weight and 50% weight to the discounted cash flow models used to determine the fair value of the Personal Care and Housewares segments, respectively. Please expand your disclosure to provide more insight into your basis for the specific weights assigned to the models used in your analyses.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director